                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM T-1

                           STATEMENT OF ELIGIBILITY

                     UNDER THE TRUST INDENTURE ACT OF 1939

                 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

     CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(B)(2)X

                               ----------------

                      THE FIRST NATIONAL BANK OF CHICAGO
              (Exact name of trustee as specified in its charter)

A National Banking Association                                 36-0899825
                                                            (I.R.S. employer
                                                         identification number)

One First National Plaza, Chicago, Illinois                    60670-0126
(Address of principal executive offices)                       (Zip Code)


                      The First National Bank of Chicago
                     One First National Plaza, Suite 0286
                         Chicago, Illinois 60670-0286
            Attn: Lynn A. Goldstein, Law Department (312) 732-6919
           (Name, address and telephone number of agent for service)

                               ----------------

                         CMC SECURITIES CORPORATION IV
              (Exact name of obligor as specified in its charter)

         Delaware                                              75-2431915
(State or other jurisdiction of                             (I.R.S. employer
 incorporation or organization)                          identification number)

CityPlace Center East
2711 Haskell Avenue, Suite 1011                                  75204
Dallas, Texas                                                  (Zip Code)
(Address of Principal Executive Offices)

            COLLATERALIZED MORTGAGE OBLIGATIONS, SERIES 1997-NAMC 3
                        (Title of Indenture Securities)

ITEM 1.   GENERAL INFORMATION. FURNISH THE FOLLOWING INFORMATION AS TO THE
          TRUSTEE:

          (a) NAME AND ADDRESS OF EACH EXAMINING OR SUPERVISION AUTHORITY TO WHICH IT IS SUBJECT.

               Comptroller of Currency, Washington, D. D., Federal Deposit Insurance Corporation, Washington, D. C., The Board of Governors of the Federal Reserve System, Washington, D. C.

          (b)  WHETHER IT IS AUTHORIZED TO EXERCISE CORPORATE TRUST POWERS.

               The trustee is authorized to exercise corporate trust powers.




ITEM 2. AFFILIATIONS WITH THE OBLIGOR. IF THE OBLIGOR IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

               No such affiliation exists with the trustee.

ITEM 16. LIST OF EXHIBITS. LIST BELOW ALL EXHIBITS FILED AS A PART OF THIS STATEMENT OF ELIGIBILITY.

               1. A copy of the articles of association of the trustee now in effect. *

               2. A copy of the certificates of authority of the trustee to commence business. *

               3. A copy of the authorization of the trustee to exercise corporate trust powers. *

               4.   A copy of the existing by-laws of the trustee. *

               5.   Not applicable.

               6. The consent of the trustee required by Section 321(b) of the Act.

               7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

               8.   Not applicable.

               9.   Not applicable.

* EXHIBIT 1, 2, 3 AND 4 ARE HEREIN INCORPORATED BY REFERENCE TO EXHIBITS BEARING IDENTICAL NUMBERS IN ITEM 12 OF THE FORM T-1 OF THE FIRST NATIONAL BANK OF CHICAGO, FILED AS EXHIBIT 26 TO THE REGISTRATION STATEMENT ON FORM S-3 OF ITT CORPORATION, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 1996 (REGISTRATION NO. 333-07221).

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, The First National Bank of Chicago, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, and State of Illinois, on the 19th day of September, 1997.


                                          The First National Bank of Chicago,
                                          Trustee,


                                          By:  /s/ STEVEN M. WAGNER
                                             ----------------------------
                                                  Steven M. Wagner
                                                  Vice President

                                   EXHIBIT 6


                      THE CONSENT OF THE TRUSTEE REQUIRED
                         BY SECTION 321(B) OF THE ACT


                                                             September 19, 1997


Securities and Exchange Commission
Washington, D. C.  20549

Gentlemen:

In connection with the qualification of an indenture between CMC Securities Corporation IV and The First National Bank of Chicago, the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that the reports of examinations of the undersigned, made by Federal or State Authorities authorized to make such examinations, may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.


                                            Very truly yours,

                                            THE FIRST NATIONAL BANK OF CHICAGO



                                          By:  /s/ STEVEN M. WAGNER
                                               ------------------------------
                                                   Steven M. Wagner
                                                   Vice President

                                   EXHIBIT 7


     A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

                                   EXHIBIT 7



Legal Title of Bank:     The First National Bank           Call Date: 06/30/97
                         of Chicago                   ST-BK: 17-1630 FFIEC 031
Address:                 One First National Plaza,                   Page RC-1
                         Ste 0303
City, State  Zip:        Chicago, IL  60670
FDIC Certificate No.:    0/3/6/1/8

CONSOLIDATED REPORT OF CONDITION FOR INSURED COMMERCIAL AND STATE-CHARTERED SAVINGS BANKS FOR JUNE 30, 1997

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

SCHEDULE RC--BALANCE SHEET


                                                                              DOLLAR AMOUNTS IN                   C400
                                                                                   Thousands          RCFD     BIL MIL THOU
                                                                              -----------------       ----     ------------
ASSETS
1.  Cash and balances due from depository institutions (from Schedule
    RC-A):
    a. Noninterest-bearing balances and currency and coin(1) .............                            0081      4,415,563     1.a.
    b. Interest-bearing balances(2) ......................................                            0071      7,049,275     1.b.
2.  Securities
    a. Held-to-maturity securities(from Schedule RC-B, column A) .........                            1754              0     2.a.
    b. Available-for-sale securities (from Schedule RC-B, column D) ......                            1773      4,455,173     2.b.
3.  Federal funds sold and securities purchased under agreements to
    resell ...............................................................                            1350      4,604,233     3.
4.  Loans and lease financing receivables:
    a. Loans and leases, net of unearned income (from Schedule
       RC-C) .............................................................    RCFD 2122 24,185,099                            4.a.
    b. LESS: Allowance for loan and lease losses .........................    RCFD 3123    423,419                            4.b.
    c. LESS: Allocated transfer risk reserve .............................    RCFD 3128          0                            4.c.
    d. Loans and leases, net of unearned income, allowance, and
       reserve (item 4.a minus 4.b and 4.c) ..............................                            2125     23,761,680     4.d.
5.  Trading assets (from Schedule RD-D) ..................................                            3545      6,930,216     5.
6.  Premises and fixed assets (including capitalized leases) .............                            2145        705,704     6.
7.  Other real estate owned (from Schedule RC-M) .........................                            2150          7,960     7.
8.  Investments in unconsolidated subsidiaries and associated
    companies (from Schedule RC-M) .......................................                            2130         64,504     8.
9.  Customers' liability to this bank on acceptances outstanding .........                            2155        562,251     9.
10. Intangible assets (from Schedule RC-M) ...............................                            2143        283,716    10.
11. Other assets (from Schedule RC-F) ....................................                            2160      1,997,778    11.
12. Total assets (sum of items 1 through 11) .............................                            2170     54,837,423    12.


-----------------

(1)  Includes cash items in process of collection and unposted debits.

(2)  Includes time certificates of deposit not held for trading.

Legal Title of Bank:     The First National Bank           Call Date: 06/30/97
                         of Chicago                   ST-BK: 17-1630 FFIEC 031
Address:                 One First National Plaza,                   Page RC-2
                         Ste 0303
City, State  Zip:        Chicago, IL  60670
FDIC Certificate No.:    0/3/6/1/8




SCHEDULE RC-CONTINUED

                                                                            Dollar Amounts in
                                                                                 Thousands                  BIL MIL THOU
                                                                            -----------------               ------------
LIABILITIES
13. Deposits:
    a. In domestic offices (sum of totals of columns A and C
       from Schedule RC-E, part 1) ...................................                           RCON 2200   21,852,164    13.a
       (1) Noninterest-bearing(1) ....................................     RCON 6631   9,474,510                           13.a.1
       (2) Interest-bearing ..........................................     RCON 6636  12,377,654                           13.a.2
    b. In foreign offices, Edge and Agreement subsidiaries, and
       IBFs (from Schedule RC-E, part II) ............................                           RCFN 2200   13,756,280    13.b.
       (1) Noninterest bearing .......................................     RCFN 6631     330,030                           13.b.1
       (2) Interest-bearing ..........................................     RCFN 6636  13,426,250                           13.b.2
14. Federal funds purchased and securities sold under agreements
    to repurchase: ...................................................                           RCFD 2800    3,827,159    14
15. a. Demand notes issued to the U.S. Treasury ......................                           RCON 2840       40,307    15.a
    b. Trading Liabilities(from Schedule RC-D) .......................                           RCFD 3548    4,985,577    15.b
16. Other borrowed money:
    a. With original maturity of one year or less ....................                           RCFD 2332    2,337,018    16.a
    b. With original  maturity of than one year through three years ..                                A547      265,393    16.b
    c. With a remaing maturity of more than three yeers ..............                                A548      322,175    16.c
17. Not applicable
18. Bank's liability on acceptance executed and outstanding ..........                           RCFD 2920      562,251    18
19. Subordinated notes and debentures (2) ............................                           RCFD 3200    1,700,000    19
20. Other liabilities (from Schedule RC-G) ...........................                           RCFD 2930      929,875    20
21. Total liabilities (sum of items 13 through 20) ...................                           RCFD 2948   50,618,199    21
22. Not applicable
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus ....................                           RCFD 3838            0    23
24. Common stock .....................................................                           RCFD 3230      200,858    24
25. Surplus (exclude all surplus related to preferred stock) .........                           RCFD 3839    2,948,616    25
26. a. Undivided profits and capital reserves ........................                           RCFD 3632    1,059,214    26.a.
    b. Net unrealized holding gains (losses) on available-for-sale
       securities ....................................................                           RCFD 8434       12,788    26.b.
27. Cumulative foreign currency translation adjustments ..............                           RCFD 3284       (2,252)   27
28. Total equity capital (sum of items 23 through 27) ................                           RCFD 3210    4,219,224    28
29. Total liabilities and equity capital (sum of items 21 and 28) ....                           RCFD 3300   54,837,423    29


Memorandum
To be reported only with the March Report of Condition.
1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external
                                                          Number
     auditors as of any date during 1996 . . .RCFD 6724. . .N/A . . . . . M.1.

1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank
2 = Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)
3 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)
4. = Directors' examination of the bank performed by other external auditors (may be required by state chartering authority)
5  =  Review of the bank's financial statements by external auditors
6  =  Compilation of the bank's financial statements by external auditors
7  =  Other audit procedures (excluding tax preparation work)
8  =  No external audit work

------------------
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.

(2)  Includes limited-life preferred stock and related surplus.